Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-231931

Final Term Sheet

AMERICAN TOWER CORPORATION

May 18, 2021

Issuer:	American Tower Corporation (“AMT”)

Coupon:	0.450% Senior Notes due 2027 (the “2027 Notes”) 0.875% Senior Notes due 2029 (the “2029 Notes”) 1.250% Senior Notes due 2033 (the “2033 Notes”)

Principal Amount:	2027 Notes: €750,000,000 2029 Notes: €750,000,000 2033 Notes: €500,000,000

Maturity Date:	2027 Notes: January 15, 2027 2029 Notes: May 21, 2029 2033 Notes: May 21, 2033

Offering Format:	SEC registered (Registration No. 333-231931)

Trade Date:	May 18, 2021

Settlement Date(1):	May 21, 2021 (T+3)

Minimum Denomination:	€100,000 and integral multiples of €1,000 in excess thereof

Benchmark Security:	2027 Notes: DBR 0.000% Notes due August 2026 2029 Notes: DBR 0.250% Notes due February 2029 2033 Notes: DBR 0.000% Notes due February 2031

Benchmark Security Price and Yield:	2027 Notes: 102.635 / -0.495% 2029 Notes: 104.230 / -0.289% 2033 Notes: 101.070 / -0.109%

Spread to Benchmark Security:	2027 Notes: 98.4 basis points 2029 Notes: 117.4 basis points 2033 Notes: 141.6 basis points

Mid-Swap Yield:	2027 Notes: -0.161% 2029 Notes: 0.035% 2033 Notes: 0.307%

Spread to Mid-Swap Yield:	2027 Notes: 65 basis points 2029 Notes: 85 basis points 2033 Notes: 100 basis points

Price to Public:	2027 Notes: 99.783% 2029 Notes: 99.923% 2033 Notes: 99.371%

Ratings(2):	Baa3 (Stable) / BBB- (Stable) / BBB+ (Stable) (Moody’s / S&P / Fitch)

Interest Payment Dates:

2027 Notes: Annually on January 15 of each year, commencing on January 15, 2022 (short first coupon)

2029 Notes: Annually on May 21 of each year, commencing on May 21, 2022

2033 Notes: Annually on May 21 of each year, commencing on May 21, 2022

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Make-whole Call:

2027 Notes: Prior to November 15, 2026 (two months prior to their maturity date), at greater of par and make-whole at discount rate of the applicable Comparable Government Bond Rate plus 15 basis points

2029 Notes: Prior to February 21, 2029 (three months prior to their maturity date), at greater of par and make-whole at discount rate of the applicable Comparable Government Bond Rate plus 20 basis points

2033 Notes: Prior to February 21, 2033 (three months prior to their maturity date), at greater of par and make-whole at discount rate of the applicable Comparable Government Bond Rate plus 25 basis points

Par Call:

2027 Notes: At any time on or after November 15, 2026 (two months prior to their maturity date)

2029 Notes: At any time on or after February 21, 2029 (three months prior to their maturity date)

2033 Notes: At any time on or after February 21, 2033 (three months prior to their maturity date)

Redemption for Tax Reasons:	If certain events occur involving changes in United States taxation, AMT may redeem the notes, in whole, but not in part, at 100% of their principal amount, together with accrued and unpaid interest to, but not including, the date fixed for redemption.

ISIN / Common Code:	2027 Notes: XS2346206902 / 2346206902 2029 Notes: XS2346207892 / 2346207892 2033 Notes: XS2346208197 / 2346208197

Use of Proceeds:	We intend to use the net proceeds for general corporate purposes. This may include, among other things, the funding of acquisitions, including the Pending Telxius Acquisition, additions to working capital and repayment or refinancing of existing indebtedness.

Listing:	AMT intends to apply to list the notes on the New York Stock Exchange.

Clearing and Settlement:	Euroclear / Clearstream

Stabilization:	Stabilization / FCA

Capitalization:	The “as further adjusted” column in the “Capitalization” section of the Preliminary Prospectus Supplement gives effect to the receipt of approximately €1,983.1 million ($2,409.8 million), after deducting discounts and commissions payable to the underwriters and estimated expenses payable by us.

Joint Book-Running Managers:

Merrill Lynch International

J.P. Morgan Securities plc

Mizuho International plc

Morgan Stanley & Co. International plc

The Toronto-Dominion Bank

Barclays Bank PLC

Citigroup Global Markets Limited

RBC Europe Limited

Senior Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A. Banco Santander, S.A. Scotiabank Europe plc SMBC Nikko Capital Markets Limited Société Générale Standard Chartered Bank

Co-Managers:	Commerzbank Aktiengesellschaft Goldman Sachs & Co. LLC ING Bank N.V., Belgian Branch The Standard Bank of South Africa Limited

(1)

We expect that the delivery of the notes will be made against payment on May 21, 2021, which is the third business day following the date of this Final Term Sheet (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to their date of delivery may be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

(2)

These securities ratings have been provided by Moody’s, S&P and Fitch. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

Standard Chartered Bank, ING Bank N.V., Belgian Branch, The Standard Bank of South Africa Limited, and any other non-U.S. registered broker-dealer will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement dated May 18, 2021 of AMT (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Defined terms used and not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

UK MiFIR professionals/ECPs-only / No PRIIPs KID — Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). Any person subsequently offering, selling or recommending the notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to UK MiFIR is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels. No PRIIPs key information document (KID) has been prepared as the Notes are not available to retail investors in the EEA or in the UK.

AMT has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling Merrill Lynch International at 1-800-294-1322, J.P. Morgan Securities plc at +44-207-134-2468, Mizuho Securities at +44-20-7090-6698, Morgan Stanley & Co. International plc at 1-866-718-1649, or The Toronto-Dominion Bank at 1-855-495-9846.